284 KARORI RD,	Incorporated in Yukon, Canada
PO Box 17-258	64 4 4762 780 Ph
Karori, Wellington	64 4 4760 120 FX
New Zealand

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

By Fax: 001-202-551-9368

Attention: Ms. April Sifford, Branch Chief

19 September, 2005

Re:	Austral Pacific Energy Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed July 15, 2005
File No. 001-13803

Dear Ms. Sifford:

I refer to your letter of September 7, 2005.
Within that letter you requested information as follows:

(a)	how Austral Pacific Energy Ltd. (“the Company”) determined its functional currency to be the US dollar when the majority of its operations are in New Zealand
(b)	why the Company believes that operating in New Zealand, Australia, Canada and Papua New Guinea does not expose it to foreign currency exchange rate risk

Each of these will be addressed in turn.

(A) Functional Currency

I have attached an internal file note outlining in detail the factors that have been considered in determining the functional currency. In summary the following points can be distilled from the note:

     - The Company does not have any significant activity in Australia and, in 2004, did not have any significant activity in Papua New Guinea.

     - In Canada the only activity is that of the listed parent company and associated fund-raising and administration expenses.

     - Within New Zealand there is significant activity and a large permit/license acreage is held however, the US Dollar is deemed by Management to be the appropriate functional currency as:

- revenue from the sale of oil is derived in US dollars
- gas sales (which are NZ dollar denominated) are minimal
- all funding from the parent is advanced by US dollar denominated advances
- a significant proportion of the Company’s NZ dollar expenses are recovered from Joint Venture partners, reducing the amount of NZ dollar expense exposure
- a large proportion of the exploration expenditure in New Zealand is denominated in US dollars (e.g. drilling rig hire, casing and material purchases, services etc)

- A well being drilled in Papua New Guinea in 2005 has a significant proportion of its costs denominated in US dollars.

In addition we note that the Board of Directors have approved a Treasury Policy which confirms US dollars as the functional currency and requires Management to manage transactions and investments with regard to this policy decision.

SAS 52 acknowledges that “Management is in the best position to obtain the pertinent facts and weigh their relative importance in determining the functional currency for each operation”1. The attached file note sets out Management’s consideration of this issue in coming to their conclusion.

(B) Exchange Rate Risk

The Company acknowledges that there is an element of exchange rate risk from operating in different countries. This is discussed under Item 3, Section D – Risk Factors – commencing on page 10 of our Form 20-F filed on July 15, 2005. However, as can be seen from the attached file note, this risk is deemed to be relatively small as a lot of the Company’s underlying activity is denominated in US dollars. We do not understand the relationship of this to Item 11, as the Company does not issue the type of instruments covered by Item 11. Any further clarification you wish to give in respect to this would assist our understanding.

Therefore in respect to the two points raised, we respectfully submit that the issues are adequately addressed within the Form 20-F document.

As an aside, we also note that your letter states that the filing date of the Company’s Form 20-F was July 17, 2005. Our electronic confirmation of filing from EDGAR shows the filing date as being July 15 06:00, which is within the 15 day extension of filing time granted following our filing of Form 12b-25, and EDGAR itself reflects a July 15, 2005 filing.

1 Statement of Accounting Standards No. 52 “Foreign Currency Translation” Paragraph 41

In conclusion the Company acknowledges that:

  the Company is responsible for the adequacy of the disclosure in the filing;
  Commission staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the untied States.

Yours faithfully

“B N McGregor”

B N McGregor
Chief Financial Officer